FORM 4

STATEMENT OF
CHANGES IN BENEFICIAL OWNERSHIP

    Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

1. Name and Address of Reporting Person*
(Last)	Briggs
(First)	Robert
(Middle)	Stephen
(Street)	2801 Highway 280 South
(City)	Birmingham
(State)	Alabama
(Zip)	35223

2. Issuer Name and Ticker or Trading Symbol
(Issuer Name)	Protective Life Corporation
(Ticker or Trading Symbol)	PL

3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)
(I.D. Number)

4. Statement for Month/Day/Year
(Month/Day)	March 3
(Year)	2003

5. If Amendment, Date of Original (Month/Day/Year)
(Month/Day)
(Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
    X
X	(Director)
X	(Officer, give title below)
Executive Vice President, Life and Annuity Division
(10% Owner)
(Other, specify below)

7. Individual or Joint/Group Filing (Check Applicable Line)
    X
X	Form filed by One Reporting Person
Form filed by More than One Reporting Person

Table I – Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/ Year)	2A. Deemed Execution Date, if any (Month/Day/Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned Following Reported Transactions(s) (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Common Stock	03/04/03		J	V	20,000	D	26.4670	95,906.7895	I	Def.Comp 1
1. Shares under PLC's Def.	03/04/03		A	V	20,000	A	26.4670		D
Comp. Plan for officers of	03/04/03		F		6,500	D	26.4670	30,582.1680	D	2
the corporation exempt								1,463.415	I	By Son 3
under Rule 16-b(3).								1,463.415	I	By Daughter 3
2. Reflects total shares held								1,195.4322	I	Prod. Def. Comp. 4
including those shares accumu-								32,708.7552	I	401(k) 5
lated as a participant in PLC's
Dividend Reinvestment Plan.
3. I disclaim beneficial
ownership of such shares.
4. Total shares held indirectly
through Protective's
Producer Def. Comp. Plan
as of 12/31/02.
5. Total shares held by
reporting person in PLC's
401(k) and Stock Ownership
Plan as of 02/28/03.

Table II – Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date Month/Day/ Year	3A. Deemed Execution Date, if any (Month/Day/Year	4. Transaction Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3,4 and 5)		6. Date Exercisable and Expiration Date (Month/ Day/Year)
				Code	V	(A)	(D)	Date Exercisable	Expiration Date
SAR 1	26.49	03/03/03		A		15,000		03/03/08	03/03/13
SAR 2								08/15/01	08/15/06
SAR 3								03/04/07	03/04/12

Table II Continued - Derivative Securities Acquired, Disposed of or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Ownership Form of Deriv- ative Securities: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
Title	Amount or Number of Shares
SARs	15,000	--	15,000	D
SARs	40,000	--	40,000	D
SARs	30,000	--	30,000	D

Explanation of Responses:
(1) Grant to reporting person of Stock Appreciation Right (SAR) in transaction exempt under Rule 16b-3.
(2) Previously reported Stock Appreciation Right (SAR) in transaction exempt under Rule 16b-3. Base price $17.4375. Includes shares received upon Protective Life Corporation 2-for-1 stock split that occurred on 04/02/1998.
(3) Previously reported Stock Appreciation Right (SAR) in transaction exempt under Rule 16b-3. Base price $32.00.
/s/ ROBERT STEPHEN BRIGGS	MARCH 5, 2003
**Signature of Reporting Person	Date
BY: Nancy Kane
Attorney-in-Fact

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

*	If the form is filed by more than one reporting person, see Instruction 4(b)(v).
**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a.).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.